SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Union Bankshares Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90539J109

(CUSIP Number)

January 1, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90539J109		Schedule 13G

1	Names of Reporting Persons ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,965,963

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,965,963

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,963

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 6.0%(1)

12	Type of Reporting Person OO, HC

(1)  The calculation of the percentage of outstanding shares is based upon 65,724,671 shares of Common Stock outstanding as of January 19, 2018.

CUSIP No. 90539J109		Schedule 13G

1	Names of Reporting Persons ANCHORAGE CAPITAL GROUP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,965,963

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,965,963

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,963

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 6.0%(1)

12	Type of Reporting Person OO, IA

(1)  The calculation of the percentage of outstanding shares is based upon 65,724,671 shares of Common Stock outstanding as of January 19, 2018.

CUSIP No. 90539J109		Schedule 13G

1	Names of Reporting Persons ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,965,963

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,965,963

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,963

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 6.0%(1)

12	Type of Reporting Person OO

(1)  The calculation of the percentage of outstanding shares is based upon 65,724,671 shares of Common Stock outstanding as of January 19, 2018.

CUSIP No. 90539J109		Schedule 13G

1	Names of Reporting Persons ACMO-HR, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,965,963

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,965,963

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,963

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 6.0%(1)

12	Type of Reporting Person PN

(1)  The calculation of the percentage of outstanding shares is based upon 65,724,671 shares of Common Stock outstanding as of January 19, 2018.

CUSIP No. 90539J109		Schedule 13G

1	Names of Reporting Persons KEVIN M. ULRICH

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,965,963

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,965,963

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,965,963

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 6.0%(1)

12	Type of Reporting Person IN, HC

(1)  The calculation of the percentage of outstanding shares is based upon 65,724,671 shares of Common Stock outstanding as of January 19, 2018.

CUSIP No. 90539J109	Schedule 13G

Item 1.
	(a)	Name of Issuer: Union Bankshares Corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219

Item 2.
(a)

Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Anchorage Advisors Management, L.L.C. (“Management”);

Anchorage Capital Group, L.L.C. (“Capital Group”);

Anchorage Capital Master Offshore, Ltd. (“ACMO”);

ACMO-HR, L.L.C. (“ACMO-HR”); and

Kevin M. Ulrich (“Mr. Ulrich”).

	(b)	Address of Principal Business Office: The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York NY 10012.
(c)

Citizenship of each Reporting Person is:
i) Management is a Delaware limited liability company;

ii) Capital Group is a Delaware limited liability company;

iii) ACMO is a Cayman Islands exempted company incorporated with limited liability;

iv) ACMO-HR is a Delaware limited liability company; and

iii) Mr. Ulrich is a citizen of Canada.

	(d)	Title of Class of Securities: Common stock, $1.33 par value per share (the “Shares”).
	(e)	CUSIP Number: 90539J109

Item 3.
Not applicable.

CUSIP No. 90539J109	Schedule 13G

Item 4.	Ownership.

Item 4 (a)	Amount beneficially owned:
As of January 19, 2018, each of the Reporting Persons may be deemed the beneficial owner of 3,965,963 Shares held for the account of ACMO.
Item 4 (b)	Percentage of class:
As of January 19, 2018, each of the Reporting Persons may be deemed the beneficial owner of approximately 6.0% of Shares outstanding. (There were 65,724,671 Shares outstanding as of January 19, 2018).
Item 4 (c)	Number of shares of which such person has:
Management, Capital Group, ACMO, ACMO-HR and Mr. Ulrich:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 3,965,963
(iii) Sole power to dispose or direct the disposition of: 0
(iv) Shared power to dispose or direct the disposition of: 3,965,963

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
See disclosure in Item 2.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 90539J109	Schedule 13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2018

ANCHORAGE ADVISORS
MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Senior Managing Member

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Chief Executive Officer

ANCHORAGE CAPITAL MASTER
OFFSHORE, LTD.

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Director

ACMO-HR, L.L.C.
By: Anchorage Capital Master Offshore, Ltd.,
its sole member

By: Anchorage Capital Group, L.L.C.,
its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

KEVIN M. ULRICH

By:	/s/ Kevin M. Ulrich

CUSIP No. 90539J109	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.